ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made and dated as of June 26, 2015.

BETWEEN:	Neuragen Corp., a corporation formed under the laws of the State of Delaware;

(the “Purchaser”)

AND:	KNIGHT THERAPEUTICS INC., a corporation formed under the laws of Canada;

(“Knight”)

RECITALS

(A)	WHEREAS Knight was a secured creditor of Origin Biomed Inc. (“Origin”);

(B)	WHEREAS on April 7, 2015 by Order of the Supreme Court of Nova Scotia (the “Court”) and on the application of Knight, Grant Thornton Limited (“GTL”) was appointed Receiver of Origin;

(C)	WHEREAS by Order dated June 4, 2015, the Court authorized GTL to convey the right, title and interest in certain of the property of Origin to Knight (a copy of the said Order and any related receiver reports being attached hereto as Schedule A);

(D)	WHEREAS by agreement dated June 24, 2015, GTL conveyed such property, including the Purchased Assets, to Knight (a copy of the said agreement being attached hereto as Schedule B);

(E)	WHEREAS the Purchaser desires to purchase and Knight desires to sell the Purchased Assets as herein defined;

(F)	WHEREAS the Parties wish to enter into this Agreement, all on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby covenant, contract and agree as follows:

1.	DEFINED TERMS

1.1	For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” means any corporation or entity which is directly or indirectly controlled by, or controls or is under common control with, another corporation or entity, provided that “control” shall mean ownership as to more than fifty percent (50%) of another corporation or entity or the power to direct decisions of another corporation or entity, including, without limitation, the power to direct management and policies of another corporation or entity, whether by reason of ownership, by contract or otherwise;

“Agreement” means this Asset Purchase Agreement and all schedules, exhibits and instruments supplemental hereto or in amendment or confirmation hereof.

“Confidential Information” shall mean, with respect to a Party (the “Receiving Party”), all information, which is disclosed by the other Party (the “Disclosing Party”) to the Receiving Party hereunder or to any of its employees, consultants, Affiliates, licensees or sublicensees (“Representatives”), except to the extent that such information, (i) as of the date of disclosure is demonstrably known to the Receiving Party or its Representatives, as shown by written documentation, other than by virtue of a prior confidential disclosure to such Party or its Representatives by the Disclosing Party; (ii) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the Receiving Party; (iii) is obtained by the Receiving Party or its Representatives from a third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (iv) is independently developed by or for the Receiving Party or its Representatives without reference to or reliance upon any Confidential Information of the Disclosing Party as demonstrated by competent written records.

“Effective Date” shall mean the date hereof.

“Know How” means any and all technical information, trade secrets, formulas, prototypes, specifications, directions, instructions, test protocols, procedures and results, studies, analyses, raw material sources, data, manufacturing data, formulation or production technology, conceptions, ideas, innovations, discoveries, inventions, processes, methods, materials, machines, devices, formulae, equipment, enhancements, modifications, technological developments, techniques, systems, tools, designs, drawings, plans, software, documentation, data, programs and other knowledge, information, skills and materials controlled or owned by Knight as at the date hereof and pertaining to the Products, and any modifications, variations, derivative works and improvements of or relating to any of the foregoing owned and controlled by Knight as at the date hereof.

“IP Agreement” means that certain agreement dated October 18, 2009 between Neuroquest and Origin, as amended, copies of which are attached in Schedule I.

“Liens” shall mean any security, interest, mortgage, pledge or other encumbrance.

“Losses” means losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

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“LSU Agreement” means that certain agreement dated March 26, 2004 between Origin and the Louisiana State University Agricultural and Mechanical College, copy of which is attached in Schedule I.

“Net Sales” means the gross amounts invoiced by or on behalf of the Purchaser and its Affiliates for sales of the Products to third parties that are not Affiliates of the Purchaser in bona fide, arm’s-length transactions, less the following deductions if and to the extent they are (i) determined in accordance with the Purchaser’s accounting standards which are in accordance with IFRS, (ii) actually taken by the Purchaser or its Affiliates, and (iii) included in the gross invoiced sales price of the Products or otherwise directly paid or incurred by the Purchaser or its Affiliates with respect to the sale of the Products:

(a)	cash discounts;

(b)	rebates;

(c)	direct to customer discounts and coupons;

(d)	charge-backs;

(e)	bad debt;

(f)	amounts repaid or credited by reasons of defects, rejections, recalls, returns; and

(g)	tariffs, duties, excise, sales, value-added and other similar taxes (other than taxes based on income).

“Neuroquest” means Neuroquest Inc.

“Parties” means Knight and the Purchaser, collectively, and “Party” means either of them.

“Products” means the products and formulas listed in Schedule C.

“Purchased Assets” means and comprises, as of the Effective Date, all right, title and interest of Knight in, to and under the following properties, assets and rights to the extent that such properties, assets and rights relate to the manufacturing (if applicable), marketing, promotion, sale and distribution of the Products exclusively in the Territory:

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(a)	rights to the registered marks listed on Schedule D, and to the patents pending listed on Schedule D and all goodwill appurtenant thereto, applications, renewals and registrations thereof and all common law rights relating to the Territory therein;

(b)	any and all domain names and addresses and websites related exclusively to the Products in the Territory, including the domain names listed on Schedule D;

(c)	all finished goods, raw materials, and packaging material inventory of the Products to be used exclusively for sale in the Territory;

(d)	all accounts receivable relating to the sales of the Products in the Territory, as listed on Schedule E;

(e)	all prepaid expenses or deposits that would be to the benefit of the Purchaser in respect of the sale of the Products in the Territory, as listed on Schedule F;

(f)	all books and records (including customer lists) pertaining to the sale of the Products in the Territory in Knight’s possession or control, provided that where such books and records are not exclusive to the Territory, copies shall be provided;

(g)	the rights to the clinical trials in respect of the Products described in Schedule G, it being acknowledged and agreed by the Purchaser that Knight shall retain corresponding rights to such clinical trials for outside of the Territory;

(h)	those orders for the purchase of Products for the Territory that have been shipped but not yet invoiced, being those listed in Schedule H;

(i)	all data and know-how (including relating to formulation of the Products) and other intellectual property rights in Knight’s possession and control to the extent that these are exclusively related to the manufacture, use or sale of the Products in the Territory;

(j)	all personnel files related to the individuals described in Section 3.4 to the extent in Knight’s possession or control and to the extent such individuals are hired by the Purchaser;

(k)	all claims of Knight against third parties related to the Products in the Territory and the assets described in this definition, whether known or unknown, choate or inchoate, contingent or non-contingent; and

(l)	the goodwill and going concern value with respect to the assets described in subsections (a) through (k) above.

“Royalty Payment” has the meaning ascribed thereto in Section 2.3.

“Share Agreement” means that certain agreement dated December 21, 2011 between Origin, Neuroquest and Neurodyn Inc., as amended, copies of which are attached in Schedule I.

“Territory” means the United States, including all states contained therein and Puerto Rico and the U.S. Virgin Islands.

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1.2	Schedules

Schedule A	Court Order
Schedule B	Purchase Agreement
Schedule C	Products
Schedule D	Patents Pending
Schedule E	Accounts Receivable
Schedule F	Prepaid Expenses or Deposits
Schedule G	Clinical Trials
Schedule H	Orders of Products
Schedule I	License Agreements
Schedule J	Current Assets and Liabilities

2.	PURCHASE AND SALE

2.1	Purchased Assets: Subject to the provisions of this Agreement, Knight hereby sells, assigns and transfers to the Purchaser and the Purchaser hereby purchases from Knight, as of the Effective Date, the Purchased Assets.

2.2	Consideration. The consideration payable by the Purchaser for the Purchased Assets shall be:

2.2.1	the amount of US$250,000 payable upon the execution of this Agreement;

2.2.2	the amount of US$250,000 payable on or before June 30, 2016;

2.2.3	the amount of US$700,000 payable in installments (i) in respect of the period ending September 30, 2015 and (ii) for each three month period thereafter (December 31, March 31, June 30, September 30) equal to the greater of (x) five percent (5%) of Net Sales for that period, and (y) US$12,500; and

2.2.4	commencing from the payment in full of the amount of US$700,000 as set forth in Section 2.2.3 above, and for the sixty (60) months thereafter, an amount equal to two percent (2%) of Net Sales for that sixty (60) month period. Payments under this Section 2.2.4 shall accrue and be payable on a quarterly basis;

(collectively, the “Total Consideration”)

2.3	Royalty Payment: The obligations set forth in Sections 2.2.3 and 2.2.4 (the “Royalty Payments”), together with the reporting obligations set forth in Section 6 below, shall bind all sublicensees, assignees and other successors and assigns of the Purchaser.

2.4	Rights Reserved by Knight: Knight reserves to itself the right to market, sell, and distribute the Products outside the Territory. Knight recognizes and agrees that it has no right, title or license to market, sell or distribute the Products in the Territory, and that it will not grant any party the right, title or license to market, sell or distribute the Products in the Territory. To the extent required, the Purchaser hereby acknowledges that Knight may have the Products manufactured in the Territory for sale outside the Territory and Knight acknowledges that the Purchaser may have the Products manufactured outside the Territory for sale in the Territory.

2.5	Allocation of Purchase Price. Knight and the Purchaser shall cooperate in the preparation of a joint schedule allocating the purchase price among the Purchased Assets.

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2.6	Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wyrick Robbins Yates & Ponton LLP, Raleigh, NC, at 10:00 a.m. EST, on June 26, 2015. At the Closing, Knight shall deliver to the Purchaser the following:

2.6.1	A bill of sale in a form and substance satisfactory to the Purchaser, duly executed by Knight, transferred the tangible personal property in the Purchased Assets to the Purchaser; and

2.6.2	Intellectual property assignments in form and substance satisfactory to the Purchaser and duly executed by Knight, transferring all of Knight’s right, title and interest in and to the intellectual property assets included in the Purchased Assets to the Purchaser.

3.	LICENCE

3.1	Knight hereby grants to the Purchaser an exclusive, transferable, irrevocable, royalty-free (excluding any Royalty Payments required by this Agreement and the LSU Royalty), fully paid up perpetual right and licence or sublicense (as applicable) (with the right to sublicense), limited in all respects to the Territory, for and in respect to (i) the assets and rights described in paragraphs (a), (g) and (i) of the definition of Purchased Assets, (ii) the rights that Knight holds under the IP Agreement, the Share Agreement and/or the LSU Agreement, and (iii) all Know How, necessary for the manufacture, marketing, import, export, sale, distribution, and other exploitation of the Products in the Territory, including the distribution of the Products under private or non-Neuragen labels.

3.2	The Purchaser acknowledges that the Products are subject to the license obligations set forth in the agreements attached hereto as Schedule I and, to the extent applicable, agrees to assume such obligations in connection with the marketing, sale and distribution of the Products in the Territory, specifically excluding any royalty or payment obligations thereunder other than with respect to the LSU Agreement (the “LSU Royalty”). The Purchaser agrees to assume the royalty obligations (if any) payable to Louisiana State Agricultural and Mechanical College pursuant to the LSU Agreement. The LSU Royalty will be remitted by the Purchaser to Knight for payment to LSU.

4.	Assumption of Liabilities AND OTHER MATTERS

4.1	Upon the terms and subject to the conditions set forth in this Agreement, with effect as of the Effective Date, the Purchaser hereby assumes, and agrees to pay, perform and discharge when due, and shall indemnify Knight and/or its Affiliates, as the case may be, from and against the following liabilities (the “Assumed Liabilities”):

4.1.1	the accounts payable owing to C-Care in the amount of US$51,795;

4.1.2	the liabilities described in Section 3.2 with respect to the contracts listed on Schedule I, to the extent applicable, but only to the extent such liabilities thereunder are required to be performed after the Closing and do not arise from any failure to perform, improper performance, warranty or other breach, default or violation by Knight on or prior to the Closing; and

4.1.3	all allowances for customer returns in respect of Products sold in the Territory prior to the Effective Date and credits and other amounts owed to customers in respect of the sale of Products in the Territory prior to the Effective Date, not to exceed US$100,000.

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Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not assume and shall not be responsible to pay, perform, or discharge any liabilities of Knight or its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”), and Knight shall pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Excluded Liabilities include, without limitation, any royalties payable to Neuroquest Inc. (other than the LSU Royalty).

4.2	The Parties agree that the aggregate book value of the assets described in paragraphs (c), (d) and (e) of the definition of “Purchased Assets” shall exceed the liabilities assumed and paid by the Purchaser under Section 4.1 by not less than US$75,000 as set forth on Schedule J hereto. To the extent that the finished goods inventory included in the Purchased Assets cannot be sold solely as a result of those finished goods being stale-dated, then Knight shall provide to the Purchaser raw materials of the Products with an equivalent book value to the stale-dated goods but only to the extent necessary to meet the said US$75,000 threshold. The Purchaser shall use reasonable commercial efforts to sell such inventory prior to selling new inventory. If, as of the date two hundred seventy (270) days from the date hereof, the US$75,000 threshold has not been met, then Knight shall pay the Purchaser the amount of the shortfall or at its option provide the Purchaser with raw materials of the Products with an equivalent book value.

4.3	Origin employed two (2) employees in the Territory, namely Mike Herb and Angela MacIntosh. The Purchaser shall indicate by notice in writing to Knight to be sent by July 15, 2015 whether or not it wishes to hire one, both or neither of such employees. For each such employee in respect of which the Purchaser declines to hire, Knight shall indemnify the Purchaser with respect to any severance or other costs arising from the termination of such employees’ employment with Origin or Knight. Should the Purchaser or its Affiliates rehire any such employee within one (1) year of the date hereof, it shall reimburse to Knight any severance or other termination costs incurred by Knight.

5.	security

5.1	As security for the payment of the Total Consideration, the Purchaser shall, contemporaneously herewith, grant to Knight on terms and conditions satisfactory to Knight, an enforceable security charge and interest over certain of its assets, undertakings and property pursuant to a Security Agreement substantially in the form attached hereto as Exhibit A.

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6.	PAYMENT TERMS

6.1	Payment of Royalties. The Purchaser shall make the Royalty Payments owed to Knight hereunder within forty-five (45) days from the end of each quarterly period in which such payment accrues. For greater certainty, the Parties agree that Royalty Payments shall accrue on the date of shipment of the Products by or on behalf of the Purchaser. Each Royalty Payment shall be accompanied by a report setting forth the sales of the Products in the Territory in the quarter covered by such statement, specifying the Net Sales, if any and the royalties payable with respect thereto.

6.2	Accounting. All payments hereunder shall be made in United States dollars.

6.3	Interest. In the event that any payment due hereunder is not made when due, interest shall accrue at a rate per annum equal to the lesser of one percent (1%) per month or the highest rate permitted by Law, calculated on the number of days such payments are paid after the date such payments are due and compounded monthly.

6.4	Taxes. All payments paid by the Purchaser to Knight under this Agreement are exclusive of, and the Purchaser shall pay any sales, use, rental, custom, value added, consumption or other taxes, duties, levies, fees or charges that may be assessed in any jurisdiction resulting from or arising under this Agreement, provided, however, that the Purchaser shall in no event be responsible or liable for any income taxes attributable to Knight. All payments contemplated under this Section 6.4 shall be supported by a valid receipt for any tax withholding from the appropriate taxing authorities, as well as any other documentation required by the Canada Revenue Agency, the Internal Revenue Service, or any other taxing authority, for the purpose of obtaining an income tax deduction and/or tax credit for Knight. The Parties shall cooperate with each other by providing information to the other Party, as may be reasonably requested by the other Party, for use in connection with making any withholdings and/or in obtaining any tax deduction and/or tax credits hereunder. Without limiting the generality of the foregoing, the Parties agree to execute certain forms required by the States of Maryland and New Jersey to be presented at Closing.

6.5	Records Retention; Review

6.5.1	Payments. The Purchaser and its Affiliates shall keep for at least three (3) years from the end of the calendar year to which they pertain complete and accurate records of sales by the Purchaser or its Affiliates, as the case may be, of the Products and in sufficient detail to allow the accuracy of the payments hereunder to be confirmed.

6.5.2	Review. At the request of Knight, upon at least ten (10) business days’ prior written notice from Knight, and at the expense of Knight (except as otherwise provided herein), the Purchaser shall permit Knight or its representative to inspect (during regular business hours) the relevant records required to be maintained by the Purchaser and its Affiliates under this Section 6.5. Knight shall be entitled to review the then-preceding four (4) years of records required to be maintained by the Purchaser and its Affiliates under this Section 6.5 solely for purposes of verifying the Purchaser’s calculations. If any review reveals a deficiency in the calculation of payments resulting in an underpayment by the Purchaser, the Purchaser shall promptly pay Knight the amount remaining to be paid and, if such underpayment is by five percent (5%) or more for any one-year period, the Purchaser shall pay the reasonable documented out-of-pocket expenses of the review.

6.5.3	Other Parties. Each Party shall include in any agreement with its Affiliates or third parties, terms requiring such party to assume the Royalty Payments and LSU Royalty and to retain records as required in this Section 6.5 and to permit the other Party to inspect such records as required by this Section 6.5.

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7.	MANUFACTURING AND FORMULATION

7.1	The Purchaser acknowledges that the Products are currently sourced through C-Care Company of Linthicum Heights, MD, as contract manufacturer, and that there is no formal manufacturing or supply agreement in place with C-Care. Each of the Purchaser and Knight agree to use reasonable commercial efforts to coordinate with one another in respect of sourcing the Products (through C-Care or otherwise) with the intention of obtaining volume and other discounts and efficiencies (batch sizes, validation charges, etc.), provided that neither Party is obliged to source Products together.

7.2	The Parties agree that at Knight’s request the Products shall be reformulated in a manner that excludes the use of geraniol. Knight shall initiate and lead such reformulation process in consultation with the Purchaser. Knight and the Purchaser shall share all of the costs of such reformulation equally. For greater certainty, the Purchaser will be entitled to such reformulated Products and the rights thereto solely in respect to the Territory and Knight will be so entitled everywhere outside the Territory. Upon any reformulation described in this Section 7.2, Knight and the Purchaser agree to enter into a separate agreement regarding the details of such reformulation. The Parties further agree to consult with one another with respect to any additional reformulation of the Products with the intention that they will cost share and have exclusive rights to the reformulated Product in their respective territories as above.

7.3	Should either Party at any time or from time to time wish to extend or add to the products sold under the “Neuragen” trademark (such as a line extension) (a “New Product”) for their respective territories, they shall offer the opportunity to the other to market and sell the New Product in its own territory, which offer shall include the proposed details (including proposed cost sharing or other financial terms for the new offering). The Parties shall negotiate in good faith for a period of not less than thirty (30) days after which the offering party may withdraw the offer.

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8.	REPRESENTATIONS AND WARRANTIES OF SYNERGY

8.1	The Purchaser represents and warrants to Knight that, as of the Effective Date:

8.1.1	The Purchaser is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

8.1.2	The Purchaser has all necessary power, authority and capacity and is properly authorized to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it and its directors and the Agreement is a legal and binding obligation of the Purchaser, enforceable against the Purchaser by Knight in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

8.1.3	The execution, delivery, and performance of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated herein will not, violate any provisions of the Purchaser’s organizational documents, any Law or regulation applicable to the Purchaser, or any agreement, mortgage, lease, instrument, order, judgment, or decree to which the Purchaser is a party or is bound.

8.1.4	No consent or approval of, or filing with or notice to, any federal, state, provincial, or local regulatory authority, agency, or department or any other person not a party to this Agreement to which the Purchaser is a party is required or necessary to be obtained by the Purchaser or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby or thereby.

9.	REPRESENTATIONS AND WARRANTIES OF KNIGHT

9.1	Knight represents and warrants to the Purchaser that, as of the Effective Date:

9.1.1	Knight is duly organized, validly existing, and in good standing under the laws of Canada.

9.1.2	Knight has all necessary corporate power, authority and capacity and is properly authorized to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary actions of it, its shareholders, and its directors and the Agreement is a legal and binding obligation of Knight, enforceable against Knight by the Purchaser in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

9.1.3	The execution, delivery, and performance of this Agreement by Knight, including the sale and assignment of the Purchased Assets to the Purchaser, does not, and the consummation of the transactions contemplated herein will not (a) violate any provisions of Knight’s organizational documents, bylaws, any Law or regulation applicable to Knight, or any agreement, mortgage, lease, instrument, order, judgment, or decree to which Knight is a party or is bound; or (b) require the consent, notice or other action by any person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any contract.

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9.1.4	To the best of Knight’s knowledge, no consent or approval of, or filing with or notice to, any federal, state, provincial, or local regulatory authority, agency, or department or any other person not a party to this Agreement is required or necessary to be obtained by Knight or on its behalf in connection with the execution, delivery, and performance of this Agreement or to consummate the transactions contemplated hereby or thereby.

9.1.5	Knight is the owner of and has good, valid, and marketable legal title to the Purchased Assets free and clear of all Liens. The Purchaser acknowledges that Knight’s title thereto is derived from and limited by the proceedings and agreements referred to in the Recitals hereto.

9.1.6	Except as described in the Recitals hereto, there are no claims, actions, suits, proceedings, complaints, or investigations pending, or to the knowledge of Knight, threatened, before any federal, state, provincial or local court or government or regulatory authority, or before any arbitrator of any nature, brought by or against Knight or any of its Affiliates involving, affecting, or related to the Purchased Assets.

9.1.7	The Purchased Assets, along with the licenses granted in Section 3.2, constitute all of the rights, property and assets in Knight’s possession or control with respect to the manufacture and distribution of the Products in the Territory.

9.1.8	To the best of Knight’s knowledge, no action, suit, proceeding, or audit is pending against or with respect to the any of the Purchased Assets regarding taxes.

10.	DISCLAIMER OF WARRANTIES.

10.1	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, EACH OF the Purchaser AND Knight HEREBY DISCLAIMS ALL CONDITIONS, WARRANTIES AND STATEMENTS IN RESPECT OF THE SUBJECT MATTER OF THIS AGREEMENT, WHETHER EXPRESS OR IMPLIED, BY STATUTE, CUSTOM OF THE TRADE OR OTHERWISE (INCLUDING, WITHOUT LIMITATION, ANY SUCH CONDITION, WARRANTY OR STATEMENT RELATING TO THE DESCRIPTION OR QUALITY OF ANY PURCHASED ASSETS, THE PRODUCTS, THEIR MERCHANTABILITY OR THEIR FITNESS FOR A PARTICULAR PURPOSE OR USE UNDER ANY CONDITIONS) AND ANY SUCH CONDITION, WARRANTY OR STATEMENT IS HEREBY DISCLAIMED BY EACH OF SYNERGY AND KNIGHT AND EXCLUDED.

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11.	INDEMNIFICATION. The representations and warranties contained herein shall survive the Closing and shall remain in full force and effect for a period of twelve (12) months. Knight shall indemnify and defend each of the Purchaser and its Affiliates and their respective representatives (collectively, the “Synergy Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Synergy Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Knight contained in this Agreement, the other transaction documents related to this Agreement or in any certificate or instrument delivered by or on behalf of Knight pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Knight pursuant to this Agreement, the other transaction documents related to this Agreement or any certificate or instrument delivered by or on behalf of Knight pursuant to this Agreement;

(c) The Purchaser agrees that Knight’s liability for any breach of any condition, warranty or statement in respect of this Agreement or at law shall not exceed the consideration actually received by it pursuant to Section 2.2 above. The Purchaser shall be permitted any offset any Losses payable to it under this Section 11 against amounts otherwise payable by the Purchaser to Knight hereunder.

12.	GENERAL

12.1	Other Expenses. Each of Knight and Purchaser will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

12.2	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

12.3	Governing Law; Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State New York applicable to contracts made and to be performed wholly within the State of New York, without regard to the conflict of laws principles thereof. The Parties expressly reject the application of the United Nations Convention on Contracts for the International Sale of Goods and all implementing legislation thereunder. The Parties hereby consent to the exclusive jurisdiction of the Federal and New York State courts located in Manhattan, New York and hereby waive any objection to venue or forum laid therein. The Parties hereby agree that service of process by certified mail, return receipt requested, shall constitute personal service for all purposes hereof.

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12.4	Counterparts; Facsimile Signature. This Agreement may be executed in one or more counterparts, and all such counterparts shall be deemed to be part of one and the same original. One or more counterparts of this Agreement may be delivered via electronic means, with the intention that they shall have the same effect as an original counterpart hereof.

12.5	Confidentiality. Knight and the Purchaser acknowledge that each Party will be exposed to certain Confidential Information of the other Party. Knight and the Purchaser agree that Knight and its Affiliates, employees, agents and consultants, and the Purchaser and its Affiliates, employees, agents and consultants, will not use and will not disclose any Confidential Information of the other Party except in accordance with the provisions and for the purposes of this Agreement. In addition, neither Party will disclose any Confidential Information of the other Party to any Affiliate, employee, agent or consultant who does not have a need to know such Confidential Information.

12.6	Assignment. Neither party shall assign this Agreement or any part thereof without the prior written consent of the other party (which consent shall not be unreasonably withheld); provided, however, that the Purchaser and Knight, without such consent, may assign this Agreement to an Affiliate or in connection with the transfer or sale of substantially all of its business or assets to which this Agreement pertains, in the event of its merger or consolidation with another company. No such permitted assignment or other permitted transfer shall relieve the assigning or transferring party from its obligations hereunder. A change in ownership of either party shall not be construed as an assignment of this Agreement.

12.7	Successors in Interest. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, their subsidiaries, affiliates, successors and permitted assigns. Assignment to an affiliate or subsidiary shall not release the party making such assignment from responsibility for its obligations under this Agreement.

(Signatures on next page)

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

Neuragen Corp.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	President and Chief Executive Officer

Knight therapeutics inc.

By:	/s/ Jeffrey Kadanoff
Name:	Jeffrey Kadanoff
Title:	Chief Financial Officer

Omitted Exhibits and Schedules*

EXHIBITS

Exhibit A	Security Agreement

SCHEDULES

Schedule A	Court Order
Schedule B	Purchase Agreement
Schedule C	Products
Schedule D	Patents Pending
Schedule E	Accounts Receivable
Schedule F	Prepaid Expenses or Deposits
Schedule G	Clinical Trials
Schedule H	Orders of Products
Schedule I	License Agreements
Schedule J	Current Assets and Liabilities

* The listed exhibits and schedules have been omitted from this Exhibit 2.4 pursuant to Item 601(b)(2) of Regulation S-K. Synergy Strips Corp. hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC.